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                                                                    Exhibit 4.13

                                                                  EXECUTION COPY

                              EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT (the "Agreement"), dated September 25, 2002, by and between Vivendi Universal U.S. Holding Co. (the "Company") and Mr. Edgar Bronfman, Jr. (the "Executive").

     WHEREAS, the Company desires to employ Executive in order to assist the Company and its U.S. affiliates in the definition and implementation of the strategy regarding their U.S. entertainment businesses, among other things, and to enter into an agreement embodying the terms of such employment;

     WHEREAS, Executive desires to accept such employment and enter into such an employment agreement;

     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein and for other good and valuable consideration, the parties agree as follows:

     1. Term of Employment. Subject to the provisions of Section 6 of this Agreement, Executive shall be employed by the Company for a period commencing on September 25, 2002 and ending on December 31, 2004 (the "Employment Term") on the terms and subject to the conditions set forth in this Agreement.

     2.   Position/Location

     a. During the Employment Term, Executive shall serve as an executive employee of the Company. In such position, Executive shall render services to the Company, and shall perform such duties commensurate with such office as he shall reasonably be directed by the Chief Executive Officer of the Company, Mr. Jean-Rene Fourtou (the "CEO"). Without limiting the generality of the foregoing, Executive shall use his experience in, and knowledge of, the entertainment business in the U.S. to advise the CEO in connection with the Company's and its U.S. affiliates' entertainment businesses in the U.S. more specifically, including but not limited to the following matters:

     - definition and implementation of the strategy concerning the Company's and its U.S. affiliates' entertainment businesses in the U.S.;

     - definition and implementation of the synergies between the Company's and its U.S. affiliates' music business and the Company's and its U.S. affiliates' other entertainment businesses (e.g., theme parks);

     - maintenance and development of the relationships between the Company's and its U.S. affiliates' new management team and the Company's and its U.S. affiliates' U.S. businesses.

     b. During the Employment Term, Executive will be required to devote a substantial time commitment to the performance of his duties under this Agreement, but he will not be precluded or prohibited from securing one or more additional part time employment or consulting positions. Executive agrees to render the services described above in a diligent and businesslike manner. Executive's principal place of business will be located

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                                                                  EXECUTION COPY

in the Borough of Manhattan, New York City, subject to reasonable travel requirements on behalf of the Company.

     3. Salary. During the Employment Term, the Company shall pay Executive a salary (the "Salary") at the annual rate of US$ 1,000,000, payable in regular installments in accordance with the Company's usual payment practices applicable to senior executives.

     4. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company's employee benefit plans (including, without limitation, pension, welfare, flexible perquisites, matching gifts, and fringe benefit plans) (collectively, "Employee Benefits") at the levels afforded to other senior executives of the Company. Notwithstanding any terms or provisions of this Agreement to the contrary, the Company acknowledges and agrees that (a) Executive has earned certain benefits, including, without limitation, pension benefits, in connection with his prior relationship in any and all capacities with Vivendi Universal S.A., its affiliates, including, without limitation, the Company, and their respective predecessors, and (b) nothing in this Agreement shall result in any cessation of or reduction in any pension benefits or other benefits payable to Executive as a result of such prior service or his retirement therefrom; provided, however, that the parties hereto acknowledge and agree that, during the Employment Term, Executive will not accrue any benefits under the Company's Benefit Equalization Plan in addition to those he was entitled to receive as of the first day of the Employment Term.

     5. Business Expenses and Perquisites. During the Employment Term, all business expenses reasonably incurred by Executive in the performance of Executive's duties hereunder shall be reimbursed by the Company in accordance with the Company's policies applicable to senior executives. In addition, during the Employment Term, the Company shall provide Executive in connection with the performance of his obligations hereunder; (i) appropriate office space in the Borough of Manhattan, New York City; (ii) the services of an assistant; and (iii) such other facilities as may be necessary or appropriate, in accordance with the Company's policies, for the performance by Executive of his services under this Agreement (collectively, the "Perquisites").

     6. Termination. The Employment Term and Executive's employment hereunder may be terminated by the Company or Executive at any time and for any reason.

     a. By the Company for Cause or by Executive's Resignation Without Good Reason.

     (i) The Employment Term and Executive's employment hereunder may be terminated by the Company for Cause (as defined below) and shall terminate automatically upon Executive's resignation without Good Reason (as defined in Section 6(c)(ii)).

     (ii) For purposes of this Agreement, "Cause" shall mean (A) conviction of a felony under the laws of the United States or any state thereof, (B) Executive's willful malfeasance or willful misconduct in connection with Executive's duties hereunder, or Executive's repeated willful refusal to perform Executive's duties which, in each case, results in demonstrable harm to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates or (C) Executive engages in or provides services to a business that is a material competitor of Vivendi Universal S.A., the Company or any of their respective affiliates; provided, however, that the circumstances described in Section 6(a)(ii)(C) above shall not constitute Cause unless Executive fails to cure such circumstances


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                                                                 EXECUTION COPY
                                                                 ______________


within twenty days following receipt by Executive of written notice from the Company describing such competitive activity in reasonable detail.

    (iii) If Executive's employment is terminated by the Company for Cause, or if Executive resigns without Good Reason, Executive shall be entitled to receive;

    (A)   the Salary and Perquisites through the date of termination;

    (B) reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with the Company's policy prior to the date of Executive's termination; and

    (C) such Employee Benefits, if any, to which Executive may be entitled (the amounts described in clauses (A) through (C) hereof being referred to as the "Accrued Rights").

    Following such termination of Executive's employment by the Company for Cause or resignation by Executive without Good Reason, except as set forth in this Section 6(a)(iii), as well as Sections 7, 9(j) and 9(k), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

    b.    Disability or Death.

    (i) The Employment Term and Executive's employment hereunder shall terminate upon Executive's death and may be terminated by the Company upon Executive's inability, by reason of any physical or mental impairment, to substantially perform the significant aspects of his regular duties, which inability has lasted for six consecutive months and is reasonably expected to be permanent (such incapacity is hereinafter referred to as "Disability"). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of this Agreement.

    (ii) Upon termination of Executive's employment hereunder for either Disability or death, Executive or Executive's estate (as the case may be) shall be entitled to receive the Accrued Rights. Following Executive's termination of employment due to death or Disability, except as set forth in this Section 6(b)(ii), as well as Sections 7, 9(j) and 9(k). Executive shall have no further rights to any compensation or any other benefits under this Agreement.

    c.    By the Company without Cause or Resignation by Executive for Good
Reason.

    (i) The Employment Term and Executive's employment hereunder may be terminated by the Company without Cause (other than by reason of death or Disability) or by Executive's resignation for Good Reason.



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     (ii) For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following without Executive's express written approval, other than due to Executive's death or Disability: (A) any decrease in the Salary, (B) any diminution in Executive's title or reporting relationship, or substantial diminution in duties or responsibilities, (C) any relocation of Executive's principal place of business outside of the Borough of Manhattan, New York City, other than reasonable travel and travel to and from Paris as required to perform Executive's duties hereunder, provided, however, that Executive shall have six months from the time Executive first becomes aware of the existence of Good Reason to give notice of his resignation for Good Reason.

     (iii) If Executive's employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive the following payments and benefits:

     (A)  the Accrued Rights;

     (B) a lump-sum payment equal to the total amount of Salary that Executive would have received had the Employment Term continued through December 31, 2004.

     Following Executive's termination of employment by the Company without Cause (other than by reason of Executive's death or Disability) or by Executive's resignation for Good Reason, except as set forth in this Section 6(c)(iii), as well as Sections 7, 9(j) and 9(k), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

     d. Timing of Payment. All lump sum payments provided in this Section 6 shall be made within fifteen days after the termination of Executive's employment.

     e. Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive's death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 9(i) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

     7.   Gross-Up

     a. In the event it shall be determined that any payment, benefit or distribution (or combination thereof) by the Company, any of its affiliates, or one or more trusts established by the Company for the benefit of its employees, to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise)(a "Payment") is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest or penalties, hereinafter collectively referred to as the "Excise Tax"), Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

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          b.   All determinations required to be made under this Section 7, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Company (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within ten business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company and Executive; provided that for purposes of determining the amount of any Gross-Up Payment, Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such Gross-Up Payment is to be made deemed to pay state and local income taxes at the highest effective rates applicable to individuals in the state or locality of Executive's residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the maximum reduction in federal income tax at the highest marginal rates. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 7, shall be paid by the Company to Executive (or to the appropriate taxing authority on Executive's behalf) when due. If the Accounting Firm determined that no Excise Tax is payable by Executive, it shall so indicate to Executive in writing. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due ("Underpayment"). In the event that the Company exhausts its remedies pursuant to Section 7(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

          c. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of any Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty day period following the day on which he gives notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (iii) cooperate with the Company in good faith in order to effectively contest such claim and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 7(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or



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forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, further, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance: provided further, that if Executive is required to extend the statute of limitations to enable the Company to contest such claim, Executive may limit this extension solely to such contested amount. The Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.


     d. If, after the receipt by Executive of an amount paid or advanced by the Company pursuant to this Section 7, Executive becomes entitled to receive a refund with respect to a Gross-Up Payment, Executive shall (subject to the Company's complying with the requirements of Section 7(c)) promptly pay to the Company the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 7(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid.

     8.   Confidentiality.

     a. Executive acknowledges that Executive's employment by the Company (which, for purposes of this Section 8, shall include its affiliates, including Vivendi, Universal S.A.) will, throughout the Employment Term, bring Executive into close contact with many confidential affairs of the Company, including information about costs, profits, markets, sales, products, key personnel and other information not readily available to the public, and plans for future development.

     b. In recognition of the foregoing, Executive covenants and agrees to keep secret all confidential matters of the Company and to not intentionally disclose such matters to anyone outside of the Company, either during or after the Employment Term, except with the Company's prior written consent or in the performance of Executive's duties to the Company; provided that (A) Executive shall have no such obligation to the extent such matters are or become publicly known other than as a result of Executive's breach of Executive's obligations hereunder, (B) Executive may, after giving prior notice to the Company to the extent reasonably practicable under the circumstances, disclose such matters to the extent required by applicable laws or governmental regulations or judicial or regulatory processes and (C) Executive may disclose information with regard to the terms of this Agreement to his lawyers, financial advisors and immediate family members, and, if he does so, will instruct them to abode by this confidentiality covenant. In the event of his termination of employment, Executive shall use reasonable beet efforts to provide the


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                                                                  EXECUTION COPY

Company, upon the Company's reasonable request, a limited number of specifically identified confidential Company documents that he alone possesses.

9.   Miscellaneous.

     a. Governing Law/Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any federal or state court of competent jurisdiction, located in the Borough of Manhattan, New York.

     b. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company and its affiliates during the Employment Term. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

     c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

     e. Assignment. This Agreement shall not be assignable by Executive. This Agreement shall be assigned, if Executive consents, by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

     f. No Set Off/No Mitigation. The Company's obligation to pay Executive the amounts provide and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be required to mitigate any payments or benefits made or provided to Executive in connection with the termination of his employment by seeking alternative employment, nor shall the Company's obligations to Executive be reduced by any compensation payable to Executive following his termination of employment with the Company.

     g. Authorization of Agreement. All corporate action has been taken on the part of the Company's or its affiliates' directors and shareholders necessary for the authorization of, execution of, delivery of, and the performance of all obligations of the Company under, the Agreement. The Agreement, when executed and delivered by the Company, and assuming the due execution and delivery by Executive, will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms. Employee represents and warrants that entering into this Agreement does not, and that his performance under this Agreement will not, violate the provisions of any employment, severance, consulting, termination, resignation, non-competition, non-solicitation, assignment of inventions or other intellectual property, or confidentiality agreement or instrument to

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                                                                  EXECUTION COPY

which Employee is a party, or any decree, judgment or order to which Employee is subject, and that this Agreement constitutes a valid and binding obligation of Employee in accordance with its terms.

     h. Successors/Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees.

     i. Notices. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid (or similar method outside of the U.S.), addressed to the respective addresses set forth below, or to such other address as either party may have provided to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

     If to Vivendi Universal U.S. Holding Co.:

     Vivendi Universal U.S. Holding Co.
     375 Park Avenue
     New York, New York 10152
     Attention: Daniel J. Losito, Esquire

     If to Executive:

     To the most recent address of Executive set forth in the personnel record of the Company.

     j. D&O Indemnification. The Company shall indemnify Executive to the fullest extent permitted by applicable law against damages in connection with his status or performance of duties as an officer of the Company and shall maintain and cover Executive under customary and appropriate directors and officers liability insurance during the Employment Term and throughout the period of any applicable statute of limitations.

     k. Legal Fees and Expenses. The Company will reimburse Executive for all legal fees and related expenses incurred in connection with, or arising out of, any dispute in respect of severance following his termination of employment, so long as either Executive and the Company agree on the basis for such termination being, or Executive prevails as to such termination being, other than for Cause or for Good Reason.

     l. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state and local and foreign taxes as may be required to be withheld pursuant to any applicable law or regulation.

     m. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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                                                                  EXECUTION COPY

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of September 25, 2002.




                                             VIVENDI UNIVERSAL U.S.
                                             HOLDING CO.


                                             By:    /s/ Jean-Rene Fourtou
                                                    ___________________________
                                             Name:  Jean-Rene Fourtou
                                             Title: Chief Executive Officer





                                             By: /s/ Edgar Bronfman, Jr.
                                                 ___________________________
                                                 EDGAR BRONFMAN, JR.


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